RIZZEN INC.

201-5, Xin Jia Garden,

Heng Qing Village,

Zhuhai, China 519000

Tel.  +852-8191-5516

Email: rizzenincorp@gmail.com

May 9, 2016

Ms. Danilo Castelli

United States

Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re: Rizzen, Inc.

       Amendment No. 1 to Registration Statement on Form S-1

       Filed April 7, 2016

       File No. 333-209900

Dear Ms. Castelli,

Rizzen Inc. (the “Company”) herewith files with the Securities and Exchange Commission (the "Commission") amendment number 2 to the registration statement on Form S-1 (the "Registration Statement") in response to the Commission's comments, dated April 21, 2016 (the "Comment Letter"), with reference to the Company's registration statement on Form S-1 filed with the Commission on April 7, 2016.

In addition to the Amended Registration Statement, the Company supplementally responds to all the Commission's comments as follows (the term “our” or “we” as used herein refers to the Company):

General

1. We note your response to comment 3 and re-issue the comment. In this regard, it appears that your operations are limited to two contracts you entered into in March 2016. We also note your response regarding management’s experience, your company’s devotion of time to development of your business, the investigation of market demand for electronic toys and that you have purchased assets to help your business activity. Without further information, these actions do not support the conclusion that your company is not a shell company and suggest that your company has no or only nominal operations and, combined with the nature of your assets, we continue to believe that your company is a shell company. If you have additional information that you believe disqualifies your company from being a shell company, please provide it to us. Otherwise, please revise your filing to disclose that you are a shell company and further disclose the consequences of such status, such as the restrictions on the transferability of your equity interests and the unavailability of Rule 144.

Our response: We note your argument to our prior response and respectfully disagree that activities that the registrant has undertaken in the furtherance of its planned business can be classified as nominal operations. We do not believe that the registrant is a “shell company” as described under Rule 405 of Regulation C under the Securities Act of 1933, as amended. Based on our representations and the disclosure in the registration statement, management is of the opinion that the registrant would not be deemed as a shell company, for the following reasons:

1. Since inception, the registrant’s management has devoted a significant amount of time to the development of the business plan, research into the potential market, raising of capital, finding its customers and conclusion of agreements with them.

2. Since inception, the registrant has actively pursued its business plan, which is inconsistent with the business plan of a shell company. As described in the registration statement, the registrant operates business of electronic toys distribution. The registrant does not intend to solely engage in any activities, which would be consistent with the business plan of a shell company.

3. Our Sole officer and director has specific background experience in our line of business as stated in the S-1.

4. On March 1, 2016 we entered into a Contract with our general supplier Kingshau Fingu Toys Co., Ltd.

5. March 11, 2016 we have signed the Agreement with Bolleot Schpile, LLC and as a result of this agreement we generated $2,100 of revenue.

6. On March 20, 2016, we signed the second agreement with CranKind Parrell, LLC and as a result of this agreement we generated revenue of $3,000. We are in the process of negotiating new contracts.

7. We have already started operations and continue to develop our business and our assets consist not only of cash.

8. Our management continues to move forward with the business plan and recognize the business model as effective.

The Registrant does not believe that such activities and the various other activities it has undertaken in the furtherance of its planned business that it can be classified as “shell company”.

All Of Our Electronic Toys (sic) Purchases Will Be Made. . ., page 8

2. We note that your company is totally dependent on a limited number of wholesale suppliers located in China. Please disclose the names of your principal suppliers. Refer to Item 101(h)(4)(v) of Regulation S-K. Also, please disclose the existence of any agreements with your principal suppliers and what considerations you have given to filing the agreement(s) as an exhibit to the registration statement. Refer to Item 601(b)(10) of Regulation S-K.

Our response: We have disclosed the name of our general supplier and filed the contract with it.

Because Our President, Treasurer, and Director will Own. . ., page 9

3. This risk factor, as amended, seems to presuppose that if all of the shares offered are sold, Mr. Zhu and Mr. Deshin will collectively and uniformly vote their shares in the same way in future proposed corporate transactions and other matters. Please revise this risk factor to remove any reference that suggests that Mr. Zhu and Mr. Deshin together will make and control corporate decisions by virtue of their combined ownership in the Company or tell us the basis for this statement.

Our response: We have revised the risk factor to remove any reference that suggests that Mr. Zhu and Mr. Deshin together will make and control corporate decisions by virtue of their combined ownership in the Company.

Description of Business, page 18

4. We note on page 5 that you entered into contractual agreements with Bolleot Schpile, LLC and CranKind Parrell, LLC and have generated $5,100 in combined revenue as a result. However, we note your statements on:

•

page 8 that you anticipate incurring increased operating expenses without realizing any revenues;

•

page 15 that you have not generated revenues and no revenues are anticipated until you complete our initial business development; and

•

page 18 that you are a development stage company and have not earned any revenue.

Please reconcile these inconsistencies and any other statements throughout your registration statement that suggest you have not earned revenue and will not earn revenue until the completion of your business development plan.

Our response: We have reconciled inconsistencies and any other statements throughout our registration statement that suggest we have not earned revenue and will not earn revenue until the completion of our business development plan.

Directors, Executive Officers, Promoters and Control Persons, page 20

5. We note your revised disclosure indicating that Mr. Zhu’s self-employment and role as senior partner of “Haunquoghang” will compete with your interests. Please enhance your disclosure to state how Mr. Zhu will resolve these conflicts when they arise.

Our response: We have enhanced our disclosure to state how Mr. Zhu will resolve the conflicts of interests when they arise.

Financial Statements

General

6. We have read your response to comment 20. You state on page 8 that your operations are concentrated in China. We also note the address on the front cover of Form S-1 and on page 13 in which you disclose that your executive office is based in China. Please explain the extent to which your future operations will be subject to Chinese laws or regulations. To the extent you do not believe Chinese laws or regulations apply or will limit your ability to access foreign markets, tell us the basis for your belief. Lastly, please also provide us an organization chart and specifically tell us if you have any variable interest entities in your structure. We may have further comments.

Our response: We are Nevada corporation and carry out operations on the territory of China. We do not believe that the Chinese laws or regulations in any way prevent us to enter into a foreign capital market. Our company is an intermediary between suppliers and manufacturers of electronic toys and retailers abroad. We have added additional risk factors to explain how the Company falls into the Chinese laws or regulations.

Also we do not have any variable interest entities in our structure. Consequently, we do not have any organization chart as well.

Please direct any further comments or questions you may have to the company at rizzenincorp@gmail.com

Thank you.

Sincerely,

/S/ Shuisheng Zhu

Shuisheng Zhu, President